


07004241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2007 153 WASH. D.C. SECTION

SEC FILE NUMBER
8-67373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/05/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Core Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Dove Street, Suite 450
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron G. Cook (949) 863-1031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., Suite 1010	Santa Ana	CA	92705
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron G. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE CAPITAL MARKETS GROUP, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public



E. MANNING
COMMISSION # 1657115
Notary Public - California
ORANGE COUNTY
My Comm. Expires Apr. 9, 2010
CNP1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORE CAPITAL MARKETS GROUP, INC

INDEPENDENT AUDITORS' REPORT

December 31, 2006

CORE CAPITAL MARKETS GROUP, INC.

December 31, 2006

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Core Capital Markets Group, Inc.
Newport Beach, California

We have audited the accompanying statement of financial condition of Core Capital Markets Group, Inc. as of December 31, 2006, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Capital Markets Group, Inc. as of December 31, 2006, and the results of its operations and cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 23, 2007

1551 N. TUSTIN AVE., SUITE 1010 SANTA ANA, CALIFORNIA 92705
TELEPHONE (714) 543-1010 • FAX (714) 543-1567
MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 57,129
Total assets	$ 57,129

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Amounts due under expense sharing and mangement agreement	$ 23,305
Total liabilities	23,305
Stockholder's Equity	
Common stock, $.10 stated value, 1,000,000 shares authorized, 714,290 shares issued and outstanding	50,000
Additional paid-in capital	53,013
Retained earnings (deficit)	(69,189)
Total stockholder's equity	33,824
Total liabilities and stockholder's equity	$ 57,129

See accompanying notes and independent auditors' report

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
For the Period Ended December 31, 2006

Revenue	$ -
Operating Expenses	
Other expenses	8,241
Regulatory fees and expenses	7,935
Salaries and benefits	53,013
Total operating expenses	69,189
Net loss	(69,189)
Retained earnings, beginning	-
Retained earnings (deficit), ending	$ (69,189)

See accompanying notes and independent auditors' report

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Period Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at May 5, 2006	$ -	$ -	$ -	$ -
Net loss	-	-	(69,189)	(69,189)
Issuance of stock	50,000	53,013	-	103,013
Balances at December 31, 2006	$ 50,000	$ 53,013	$ (69,189)	$ 33,824

See accompanying notes and independent auditors' report

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF CASH FLOWS
For the Period Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (69,189)
Adjustments to reconcile net loss to net cash provided by operating activities	
Increase in:	
Amounts due under expense sharing and management agreement	23,305
Cash from operating activities	(45,884)
Cash flows from financing activities	
Proceeds from issuance of stock	103,013
Cash from financing activities	103,013
Net change in cash	57,129
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ 57,129

There were no investing activities for the period ended December 31, 2006.

There was no cash paid for interest or income taxes for the period ended December 31, 2006.

See accompanying notes and independent auditors' report

CORE CAPITAL MARKETS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 1 – Summary of significant accounting policies

Nature of business

Core Capital Markets Group, Inc. (the Company), a California corporation, was incorporated on May 5, 2006 and adopted a fiscal year of December 31.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. Upon active operations in March of 2007, the Company's business will consist of the offering and sale of undivided tenant-in-common interests.

Basis of recognition

Concession revenue and commission expense are recognized based on the trade date of the transaction.

Capital requirement

Pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1, the Company is required to maintain a minimum net capital of $5,000.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2006.

Income taxes

Generally, the Company will pay income taxes based on the applicable federal and state rates. As of December 31, 2006, the Company has not incurred any expenses or liabilities for income taxes.

CORE CAPITAL MARKETS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1 – Summary of significant accounting policies (continued)

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Stockholders' equity

During the period ended December 31, 2006, the Company received its initial capitalization by issuing 714,290 shares of common stock which carried a $.10 stated value. The Company's minority shareholder received shares of stock in return for a broker-dealer license and business expertise. As no objective means of determining the value of the license and expertise exists, no asset has been recorded on the Company books and its common stock remains valued at $50,000 which represents cash received.

Note 3 – Related party transactions

The Company's majority shareholder is Core Realty Holdings, LLC. (Core), a California Corporation.

The Company has entered into an expense sharing and management agreement, dated June 20, 2006, with Core, effective upon the date of the Company's NASD membership which began on September 27, 2006. Under the agreement, Core provides office space, office supplies, computer and other office equipment, and comprehensive general and administrative support and services to the Company. Those comprehensive services include all personnel necessary to conduct the Company's business.

The terms of the agreement also stipulate that the Company will perform all steps necessary to maintain its business as a broker-dealer, meeting all applicable federal, state and NASD rules and regulations. In addition, the Company will be liable for all direct costs of a broker-dealer, as outlined in the agreement and all indirect costs of the Company incurred by Core will be allocated on a reasonable basis.

During the period ended December 31, 2006, the Company paid Core $31,808 under the agreement. Balances due by the Company to Core total $23,305 at December 31, 2006 and are recorded on the statement of financial condition as amounts due under expense sharing and management agreement.

CORE CAPITAL MARKETS GROUP, INC.

SUPPLEMENTARY REPORT

December 31, 2006

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Core Capital Markets Group, Inc.

We have audited the financial statements of Core Capital Markets Group, Inc. as of and for the period ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages two through four is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana, California
February 23, 2007

1551 N. TUSTIN AVE., SUITE 1010 SANTA ANA, CALIFORNIA 92705
TELEPHONE (714) 543-1010 • FAX (714) 543-1567
MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

CORE CAPITAL MARKETS GROUP, INC.
SUPPLEMENTARY INFORMATION
December 31, 2006

1. Computation of net capital

Total assets	$57,129
Less: Total liabilities	23,305
Total ownership equity from Statement of Financial Condition	33,824
Deduct:	
Non-allowable assets	1,000
Net capital	$32,824

The Company's required net capital, in accordance with Rule 15c3-1(a)(2) is $5,000.

2. No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

3. The Company is exempt from the provisions of the Reserve Requirement for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(ii) of such rule.

4. The Company is exempt from the provisions of the Possession and Control Requirements for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(i) of such rule.

5. The Company had no subordinated liabilities at any time during the year.

See the independent auditors' report on supplementary information

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Core Capital Markets Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Core Capital Markets Group, Inc. (the Company) for the period ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1551 N. TUSTIN AVE., SUITE 1010 SANTA ANA, CALIFORNIA 92705
TELEPHONE (714) 543-1010 • FAX (714) 543-1567

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana, California
February 23, 2007

END